Exhibit 12.1

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	2003	2002	2001	2000	1999
Earnings:

Earnings (losses) before income taxes,
extraordinary item and cumulative effect	$(3,085)	$(3,327)	$ (3,327)	$ 425	$ 1,885
Undistributed (earnings) losses of affiliate	-	-	(4)	9	(20)
Fixed charges, from below	657	786	883	1,068	1,012
Interest capitalized	(3)	(25)	(79)	(77)	(75)
Earnings	$(2,431)	$(2,566)	$ (2,527)	$ 1,425	$ 2,802

Fixed charges:

Interest expense	$ 541	$ 601	$ 540	$ 416	$ 372
Portion of rental expense representative
of the interest factor	116	185	343	652	640
Fixed charges	$ 657	$ 786	$ 883	$ 1,068	$ 1,012

Ratio of earnings to fixed charges	(a)	(a)	(a)	1.33	2.77

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(a) Earnings were inadequate to cover fixed charges by $3.1 billion in 2003 and $3.4 billion in 2002 and 2001.